UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 17, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gilead Sciences, Inc.

File No. 000-19731- CF#30549

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Gilead Sciences, Inc. submitted an application under Rule 24b-2 requesting extensions of prior grants of confidential treatment for information it excluded from the Exhibits to Form 10-Q filed on August 4, 2006 and a Form 10-Q filed on August 9, 2010.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.5	10-Q	August 4, 2006	through December 31, 2017
10.6	10-Q	August 4, 2006	through December 31, 2017
10.68	10-Q	August 9, 2010	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary